FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: February 26, 2004	James A. Ryan Chief Financial Officer

NEWS FOR IMMEDIATE RELEASE
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

ALL DOLLAR AMOUNTS IN US$

CRYPTOLOGIC DELIVERS RECORD REVENUE & STRONG EARNINGS IN 2003
Fourth quarter revenue up 53%, earnings up 38%;
2003 performance reflects focused execution of global and product growth strategy

February 26, 2004 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the Internet gaming and e-commerce industries, announced today its financial results for the fourth quarter and year ended December 31, 2003. Record revenue and solid profitability in 2003 highlight the increasing strength and growth momentum of the company’s business.

“For CryptoLogic, 2003 has been a year of strong performance, delivering on our objectives and strengthening market leadership,” said Lewis Rose, CryptoLogic’s President and CEO. “By diversifying both our products and markets, CryptoLogic has delivered record revenue and strong earnings for both the fourth quarter and the full year. It’s an excellent foundation for 2004, as we continue to invest in our business and build for long-term sustainable growth.”

Financial Highlights	Three months ended December 31,		Years ended December 31,
	2003	2002	2003	2002

Revenue	$ 13.5	$ 8.9	$ 44.2	$ 34.4

Earnings (loss)	$ 3.0	$ 2.2	$ 9.4	$ (2.1)
Earnings (loss) per diluted share	$ 0.23	$0.18	$ 0.75	$(0.17)

Highlights included:

•	Fourth quarter earnings grew to $0.23 per diluted share, ahead of analysts’ average consensus of $0.20 per diluted share and the 2002 fourth quarter of $0.18. Fiscal 2003 full year earnings were also strong at $0.75 per diluted share on a 28% increase in revenue to $44.2 million;

•	Consistent cash generation led to the declaration of a quarterly dividend of $0.03 per share;

•	Re-negotiated and extended multi-year agreements with major existing UK licensees – William Hill plc and Littlewoods Gaming – for both online casino and poker solutions developed by CryptoLogic;

•	Began trading on the London Stock Exchange’s Main Market in September 2003, in line with the company’s global strategy and commitment to the highest standards and transparency in the industry;

•	Continued global expansion, with licensees’ revenue from international markets for the year exceeding 55%, up from about 40% in fiscal 2002;

•	New poker and bingo products contributed over 10% of total revenue in fiscal 2003, up from under 1% in 2002;

Tel (416) 545-1455     Fax (416) 545-1454
1867 Yonge Street, 7th Floor, Toronto, Canada M4S 1Y5

•	Granted a license and received software certification in Alderney. This extends CryptoLogic’s leadership as one of the world’s few gaming software providers that is government-approved to the strictest regulatory standards in multiple ‘tier-one’ jurisdictions; and

•	Signed Betfair – the world’s largest betting exchange – as the newest online poker licensee subsequent to year-end. Betfair’s poker site is scheduled for launch later in 2004.

Strong 2003 Financial Performance (All financial figures are expressed in U.S. dollars)
In what is typically one of the strongest quarters of the year, CryptoLogic posted record revenue and solid profitability for the fourth quarter ended December 31, 2003. Revenue rose 53% to $13.5 million, compared with $8.9 million in last year’s fourth quarter. EBITDA(1) for the quarter rose 56% to $3.8 million, compared with $2.4 million in 2002. EBITDA(1) margin for the quarter remained strong at 28% as a percentage of revenue, up from 27% last year. Earnings for the quarter rose 38% to $3.0 million ($0.23 per diluted share), compared with $2.2 million ($0.18 per diluted share) last year.

Fourth quarter results reflected the growing businesses of the company’s licensees, increasing contribution from new customers, and incremental revenue from new games. Many factors contributed to positive gains. These included greater international penetration from UK and European-oriented customers, expanded choice and ease of payment options, growing traction of poker and bingo, the favourable impact of new casino games, and successful marketing initiatives.

Revenue for the year ended December 31, 2003 also set a new historic high increasing by 28% to $44.2 million, compared with $34.4 million in fiscal 2002. EBITDA(1) for fiscal 2003 increased 33% to $11.5 million, compared with $8.6 million before the non-recurring special charge in 2002. This translated into EBITDA(1) margin for the year rising to 26%, compared with 25% last year. Earnings for the full year improved 22% to $9.4 million ($0.75 per diluted share), versus $7.7 million ($0.60 per diluted share) before the special charge in 2002. After the special charge, CryptoLogic had a net loss in 2002 of $2.1 million ($0.17 per diluted share).

CryptoLogic has adopted the amended recommendations of the CICA with respect to accounting for stock-based compensation and other stock-based payments. For options granted on or after January 1, 2003, the company is required to expense the fair value of the options grant to employees over the vesting period of the options. As a result, operating costs for the fourth quarter and year ended December 31, 2003 reflected an option expense of $0.15 million and $0.4 million respectively. This translated into an earnings impact of approximately $0.01 per diluted share in the fourth quarter or $0.03 for the full year. Previous quarter comparisons have been restated to reflect the option expense.

Strong Financial Position
CryptoLogic continued to add to its balance sheet strength. At December 31, 2003, the company had no debt, and total cash grew to $67.3 million or a cash value of $5.34 per diluted share (comprising cash and cash equivalents, short term investments, and including security deposits of $6.6 million). The company’s working capital increased to $44.7 million or $3.55 per diluted share.

Operating cash flow for the fourth quarter of 2003 was $7.7 million, up from $3.2 million in 2002. Operating cash flow for the 2003 year rose to $38.7 million from $9.4 million in 2002. This increase was due to $11.4 million generated from earnings and $27.3 million due to changes in working capital. Working capital changes were attributed primarily to lower security deposits pledged to payment processors, increased tax provision resulting from higher earnings, extended timing of licensee payables, a growing Jackpot accrual and increased chargeback contingencies relating to higher player deposits.

Quarterly Dividend Policy
In 2003, given the company’s track record of cash generation, CryptoLogic’s Board of Directors approved a regular quarterly dividend of $0.03 per share. The inaugural quarterly dividend was paid on November 30, 2003, and the Board has approved a quarterly dividend of $0.03 per share, payable on March 15, 2004 to shareholders of record as at March 8, 2004. CryptoLogic is one of the few software companies with a regular dividend policy – a sign of its financial flexibility and strength.

Global Market Expansion
CryptoLogic’s global market focus – in Europe and the UK in particular – is driving increased growth in markets that are embracing online gaming. Both new and existing licensees are adding favourably to the company’s geographic diversification, with licensees’ international revenue now exceeding 55% of total revenue, up from about 40% in 2002.

In 2003, CryptoLogic experienced considerable success in the UK by reinforcing its market leadership and relationship with the best-known gaming companies in that region. As a result, licensees’ revenue from the UK reached 30% of total revenue in 2003.

Two of the company’s major UK customers have re-negotiated and extended their multi-year contracts – William Hill plc and Littlewoods Gaming – for both casino and online poker through CryptoLogic’s subsidiary, WagerLogic. In addition, ukbetting, the largest independent sports content provider in the UK, became a new customer for both the casino and poker offerings.

Shortly after the year-end, Betfair, the world’s largest online betting exchange, also signed an agreement for WagerLogic’s proven player-to-player poker solution. Betfair has revolutionized the global and UK online sports wagering industries, and matches well in excess of £50 million in bets per week on a wide range of sports, entertainment and financial markets.

London Stock Exchange Listing
The UK is recognized as the global centre for interactive gaming, supported by the British government’s efforts to create a world-class regulated and licensed environment. CryptoLogic’s listing on London’s Main Board underscores its exceptional UK customer base and London-based operations. The listing is also in keeping with CryptoLogic’s commitment to the highest level of transparency and compliance, raises visibility and profile in this high-growth region, and provides access to a broader global investor base in a gaming-friendly jurisdiction.

Product Diversification
In an increasingly competitive and sophisticated global market, strategic development and product diversification are essential to build player loyalty, capitalize on lucrative new game segments, and drive incremental business for existing licensees, which remain an area of significant opportunity.

CryptoLogic has experienced progressive growth in its poker and bingo offerings, which together accounted for more than 10% of 2003 revenue, up from less than 1% in 2002. The introduction of a new series of online slot and casino games – including a potential million dollar progressive jackpot – and the recent release of integrated slots with bingo are increasing player traffic and revenue. As well, CryptoLogic continued to enhance payment options, call centre support, and fraud control measures.

Regulatory Leadership
CryptoLogic is at the regulatory forefront as one of the few gaming software companies in the world that complies with the most exacting requirements for online gaming. This is evidenced by the company’s software certification in Alderney, which enabled The Ritz Club London Online, another prominent UK customer, to set up its online casino in this world-leading regulated jurisdiction as announced in January 2004.

Outlook
The positive momentum has continued in early 2004. Revenue in the traditionally strong first quarter is forecast to range from $13.6-$14.0 million, with earnings of $3.1-$3.3 million or $0.23-$0.24 per diluted share.

CryptoLogic generated strong growth rates in 2003, partly as a result of a difficult 2002, which was affected by industry challenges and internal change. This positive performance demonstrates that the company has fortified its core business and continues its forward momentum. Management is mindful that while online gaming continues to grow rapidly, regulatory uncertainty remains and heightened competition is creating margin pressures. CryptoLogic is and will continue to invest in its business in 2004, which will increase costs and is intended to drive the company’s long-term growth.

CryptoLogic’s management team remains focused on the stated strategy of continued diversification of its products and markets to enhance the company’s global market leadership, and build on the results of 2003.

2003 Fourth Quarter and Year End Analyst Call
A conference call is scheduled for 8:30 a.m. (EST) (1:30 p.m. GMT) on Thursday, February 26, 2004. Interested parties should call either 416-695-5259, 1-877-888-4210 (North America) or international toll free number at (Country Code) 800-4222-8835. Instant replay will be available until Thursday, March 4, 2004 by calling 416-695-5275 or 1-866-518-1010.

About CryptoLogic (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is a leading software development company serving the global Internet gaming market. The company’s proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic continues to develop state-of-the-art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic Ltd., a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers worldwide. For more information on WagerLogic, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the Nasdaq National Market (symbol: CRYP), and on the London Stock Exchange (symbol: CRP).

For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications Jim Ryan, Chief Financial Officer	Argyle Rowland, (416) 968-7311 (North American media)
Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Melissa Chang, ext. 239/ melissa@argylerowland.com

Financial Dynamics, + 44 20 7831 3113 (UK media)
Juliet Clarke, juliet.clarke@fd.com
Edward Bridges, edward.bridges@fd.com

(1)     Management believes that EBITDA (earnings before interest, taxes, depreciation and amortization) is a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under generally accepted accounting principles (GAAP) and does not have a standardized meaning. Therefore, EBITDA may not be comparable to similar measures presented by other companies.

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

CRYPTOLOGIC INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	As at December 31, 2003 (unaudited)	As at December 31, 2002 (audited)

ASSETS
Current assets:
Cash and cash equivalents	$44,010	$13,660
Security deposits	6,550	15,740
Short term investments	16,747	10,857
Accounts receivable and other	2,389	1,660
Prepaid expenses	1,163	917
Income taxes recoverable	--	583

	70,859	43,417

User funds on deposit	9,394	3,829
Investment	--	680
Capital assets	3,915	2,713
Intangible assets	122	226
Goodwill	1,776	1,665

	$86,066	$52,530

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$25,063	$ 7,605
Income taxes payable	1,063	--

	26,126	7,605

User funds held on deposit	9,394	3,829

	35,520	11,434

Shareholders' equity:
Capital stock	11,350	10,720
Stock options	438	--
Retained earnings	38,758	30,376

	50,546	41,096

	$86,066	$52,530

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(In thousands of U.S. dollars)

	For the three months ended December 31,		For the years ended December 31,
	2003 (unaudited)	2002 (unaudited)	2003 (unaudited)	2002 (audited)

Retained earnings, beginning of period	$ 36,450	$ 28,312	$ 30,376	$ 52,369
Earnings (loss)	3,033	2,191	9,441	(2,129)
Excess of purchase price of
treasury shares over stated value	--	(127)	--	(19,864)
Dividends paid	(369)	--	(369)	--
Registration costs	(356)	--	(690)	--

Retained earnings, end of period	$ 38,758	$ 30,376	$ 38,758	$ 30,376

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands of U.S. dollars, except per share information)

	For the three months ended December 31,		For the years ended December 31,
	2003 (unaudited)	2002 (unaudited)	2003 (unaudited)	2002 (audited)

Revenue	$13,540	$ 8,869	$44,211	$ 34,427

Expenses
Operating costs	8,371	4,858	27,204	19,439
General and administrative	1,296	1,513	5,161	5,914
Finance	91	107	350	465
Amortization	474	268	1,533	986

	10,232	6,746	34,248	26,804

Income from operations	3,308	2,123	9,963	7,623
Interest income	160	182	691	672

Income before undernoted	3,468	2,305	10,654	8,295

Special charge	--	--	--	(10,506)

Earnings (loss) before taxes	3,468	2,305	10,654	(2,211)
Income taxes	435	114	1,213	(82)

Earnings (loss)	$ 3,033	$ 2,191	$ 9,441	$(2,129)

Earnings (loss) per share
Basic
Before tax effected special charge	$ 0.25	$ 0.18	$ 0.77	$ 0.63
Earnings (loss)	$ 0.25	$ 0.18	$ 0.77	$ (0.17)
Diluted
Before tax affected special charge	$ 0.23	$ 0.18	$ 0.75	$ 0.60
Earnings (loss)	$ 0.23	$ 0.18	$ 0.75	$ (0.17)

Weighted average number of shares (`000s)
Basic	12,280	12,211	12,245	12,257
Diluted	12,972	12,211	12,604	12,879

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	For the three months ended December 31,		For the years ended December 31,
	2003 (unaudited)	2002 (unaudited)	2003 (unaudited)	2002 (audited)

Cash provided by (used in):

Operating activities:
Earnings (loss)	$ 3,033	$ 2,191	$ 9,441	$(2,129)
Adjustments to reconcile earnings to
cash provided by (used in) operating activities:
Amortization	474	268	1,533	986
Write-down of investments	--	--	--	7,145
Gain on sale of investment	--	--	(31)	--
Stock options	148	--	438	--
Changes in operating assets and liabilities:
Security deposits	(1,000)	--	9,190	1,060
Accounts receivable and other	(2,016)	138	(729)	(612)
Prepaid expenses	57	(148)	(246)	(356)
Income taxes	243	102	1,646	(175)
Accounts payable and accrued liabilities	6,770	600	17,458	3,512

	7,709	3,151	38,700	9,431

Financing activities:
Issue of capital stock	360	--	630	2,401
Registration costs	(356)	--	(690)	--
Dividends paid	(369)	--	(369)	--
Repurchase of common shares	--	(140)	--	(20,265)

	(365)	(140)	(429)	(17,864)

Investing activities:
Purchase of capital assets, net of disposals	(349)	(122)	(2,618)	(636)
Purchase of domain names	(5)	(3)	(13)	(3)
Investment in subsidiary	(111)	(625)	(111)	(625)
Short term investments	(3,657)	(10,857)	(5,890)	(10,857)
Investments	--	--	--	(6,401)
Sale of investment	--	--	711	1,056

	(4,122)	(11,607)	(7,921)	(17,466)

Increase (decrease) in cash and cash equivalents	3,222	(8,596)	30,350	(25,899)
Cash and cash equivalents, beginning of period	40,788	22,256	13,660	39,559

Cash and cash equivalents, end of period	$ 44,010	$ 13,660	$ 44,010	$ 13,660

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2003
(All figures are in U.S. dollars, except per share disclosure and where otherwise indicated)
(Unaudited)

These consolidated financial statements of CryptoLogic Inc. (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the consolidated financial statements for the year ended December 31, 2002. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002, as set out in the 2002 Annual Report.

1.     Stock Option Plan

The Company has adopted the amended recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation and other stock-based payments. In accordance with these guidelines, the Company will expense the estimated fair value of employee options granted in the 2003 and subsequent fiscal years over the option vesting period. The fair value of the options granted in 2003 was calculated using the Black-Scholes option pricing model using the following weighted assumptions:

2003
Dividend yield	0.75%
Risk-free rate	2.75%
Expected volatility	50.0%
Expected life of options in years	5.0

Included in operating costs for 2003 is the cost of stock options of $148,000 in Q4 and $438,000 for the year. Consideration paid by employees on the exercise of stock options is recorded as share capital.

The impact of expensing stock options on earnings in 2003 is as follows:

	Three months ending December 31, 2003	Year ending December 31, 2003

	('000)	('000)
Stock options expense	$ 148	$ 438

Stock options expense (per share):
Basic	$ 0.01	$ 0.03
Diluted	$ 0.01	$ 0.03

Previous 2003 quarter comparisons have been restated to reflect this stock option expense, as follows:

	Quarter ending				Year ending
	Mar. 31, 2003 ('000)	June 30, 2003 ('000)	Sept. 30, 2003 ('000)	Dec. 31. 2003 ('000)	Dec. 31. 2003 ('000)

Earnings - before option expense	$ 1,831	$ 2,583	$ 2,284	$ 3,181	$ 9,879
Stock options expense	58	105	127	148	438
Earnings	1,773	2,479	2,157	3,033	9,441

Earnings per share - before option
expense
Basic	$ 0.15	$ 0.21	$ 0.19	$ 0.26	$ 0.81
Diluted	$ 0.15	$ 0.21	$ 0.18	$ 0.25	$ 0.78

Earnings per share
Basic	$ 0.15	$ 0.20	$ 0.18	$ 0.25	$ 0.77
Diluted	$ 0.15	$ 0.20	$ 0.17	$ 0.23	$ 0.75

1.     Stock Option Plan (continued)

For the year ended December 31, 2002, no compensation cost was recorded on the grant of stock options during that year. In accordance with the transitional provisions of the accounting guideline, additional pro forma disclosure is presented as if the fair value method of accounting had been used to account for stock options. The fair value of the options granted was made using the Black-Scholes option pricing model using the following weighted assumptions:

2002
Dividend yield	0%
Risk-free rate	2.0%
Expected volatility	100.0%
Expected life of options in years	5.0

Had compensation expense been determined based on the fair value of the employee stock option awards for 2002 at the grant dates in accordance with the new recommendations, the Company’s earnings and earnings per share would have been changed to the following pro forma amounts:

	Three months ending December 31, 2003		Year ending December 31, 2003		Three months ending December 31, 2002		Year ending December 31, 2003
	As reported	Pro forma	As reported	Pro forma	As reported	Pro forma	As reported	Pro forma

	('000)	('000)	('000)	('000)	('000)	('000)	('000)	('000)

Earnings (loss)	$ 3,033	$ 2,849	$ 9,441	$ 8,706	$ 2,191	$ 2,013	$ (2,219)	$ (2,520)

Earnings (loss) per
share
Basic	$ 0.25	$ 0.23	$ 0.77	$ 0.71	$ 0.18	$ 0.17	$ (0.17)	$ (0.21)
Diluted	$ 0.23	$ 0.22	$ 0.75	$ 0.68	$ 0.18	$ 0.17	$ (0.17)	$ (0.21)

2.     Capital Stock

Authorized:
Unlimited common shares

Issued and Outstanding:

	Common Shares		Series F Warrants		Total
	Issued	Stated Value	Issued	Stated Value	Stated Value

	('000)		('000)		('000)

Balance, December 31, 2001	13,137	$ 8,448	30	$272	$ 8,720
Repurchase of shares	(1,281)	(401)	--	--	(401)
Exercise of stock options	350	2,401	--	--	2,401

Balance, December 31, 2002	12,206	$ 10,448	30	$272	$ 10,720

Balance, December 31, 2002	12,206	$ 10,448	30	$272	$ 10,720
Exercise of stock options	94	630	--	--	630

Balance, December 31, 2003	12,300	$ 11,078	30	$272	$ 11,350

3.     Special Charge – 2002

During the second quarter of FY 2002, the Company took a one-time special charge of $10.5 million ($9.9 million on an after tax basis). This charge was comprised of a write-down of investments that were deemed permanently impaired, including the 100% write-down of the Company’s investment in SCG Enterprises Limited, a wholly owned subsidiary of Sports.com, as well as costs associated with consolidation of the Company’s players’ support operations, executive management reorganization, and estimated settlement and legal costs.

4.     Comparative Figures

Certain of the prior years’ figures have been reclassified for consistency with the current presentation.